Exhibit 99.8

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2019 AND 2018

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars - unaudited)

	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$5,220	$6,844
Accounts receivable	9,912	7,811
Prepaid expenses and other current assets	403	365
Total current assets	15,535	15,020

Non-current assets
Royalty, stream and other interests (Note 4)	272,105	270,236
Investments (Note 5)	4,585	6,082
Deferred financing costs and other	1,345	1,118
Deferred tax asset	1,100	1,123
Total assets	$294,670	$293,579

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,644	$2,666
Income taxes payable	995	1,035
Total current liabilities	3,639	3,701

Non-current liabilities
Credit facility (Note 6)	22,450	16,780
Lease liability (Note 2)	229	—
Total liabilities	26,318	20,481

Equity
Capital and reserves
Share capital (Note 7a)	246,724	246,429
Reserves	17,657	17,529
Accumulated other comprehensive income	5,361	12,069
Deficit	(1,390)	(2,929)
Total equity	268,352	273,098

Total liabilities and equity	$294,670	$293,579

Contractual Obligations (Note 15)

Subsequent Events (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed”      Geoff Burns, Director      “signed”      Stefan Spicer, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive (Loss) Income

(in thousands of Canadian dollars, except for share data - unaudited)

	Three months ended March 31, 2019	Three months ended March 31, 2018
Gold and silver sales (Note 13)	$1,993	$995
Royalty revenue (Note 13)	5,543	5,771
Total revenue	7,536	6,766

Cost of sales, excluding depletion	(879)	(486)
Depletion (Note 4)	(2,812)	(3,270)
Total cost of sales	(3,691)	(3,756)
Gross profit	3,845	3,010

Administrative expenses, excluding share-based compensation (Note 8)	(1,131)	(897)
Share-based compensation expense	(288)	(106)
Income from operations	2,426	2,007

Other income and expenses
Foreign exchange gain (loss)	71	(89)
Other (expense) income	(219)	79
Finance expense	(370)	(444)
Income before income taxes	1,908	1,553

Income tax expense (Note 12)	(369)	(348)
Net income for the period	$1,539	$1,205

Earnings per share (Note 9)
Basic earnings per share	$0.01	$0.01
Diluted earnings per share	$0.01	$0.01

Weighted average number of common shares outstanding:
Basic	215,500,702	154,705,280
Diluted	230,959,039	162,684,122

Other Comprehensive (Loss) Income
Net income for the period	$1,539	$1,205
Item that may subsequently be re-classified to net income:
Foreign currency translation	(5,581)	3,831
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments (Note 5)	(1,127)	320
Comprehensive (loss) income for the period	$(5,169)	$5,356

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars - unaudited)

	Three months ended March 31, 2019	Three months ended March 31, 2018
Operating activities
Net income for the period	$1,539	$1,205

Depletion and amortization	2,835	3,313
Income tax expense	369	348
Share-based compensation expense	288	106
Finance expense	370	314
Unrealized foreign exchange (gain) loss	(83)	118
Unrealized loss on warrants	239	—
Income taxes paid	(343)	(27)
Changes in non-cash working capital (Note 10)	(2,324)	(1,971)
Net cash provided by operating activities	$2,890	$3,406

Investing activities
Acquisition of royalty interests and other (Note 3)	(10,228)	(114)
Net cash used in investing activities	$(10,228)	$(114)

Financing activities
Proceeds from credit facility (Note 6)	6,036	—
Proceeds from exercise of stock options	135	207
Interest paid and other	(335)	(402)
Net cash provided by (used in) financing activities	$5,836	$(195)

Effect of exchange rate changes on cash and cash equivalents	(122)	140
(Decrease) increase in cash and cash equivalents	(1,624)	3,237
Cash and cash equivalents at the beginning of the period	6,844	10,151
Cash and cash equivalents at the end of the period	$5,220	$13,388

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
As at December 31, 2018	215,431,258	246,429	14,534	2,995	12,069	(2,929)	273,098
Total comprehensive (loss) income	—	—	—	—	(6,708)	1,539	(5,169)
Shares issued for options exercised (Note 7c)	250,000	295	—	(160)	—	—	135
Share-based compensation	—	—	—	288	—	—	288
As at March 31, 2019	215,681,258	246,724	14,534	3,123	5,361	(1,390)	268,352

As at December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Total comprehensive income	—	—	—	—	4,151	1,205	5,356
Shares issued as interest payment on loan facility	100,432	165	—	—	—	—	165
Shares issued for options exercised (Note 7c)	384,000	437	—	(234)	—	—	203
Share-based compensation	—	—	—	106	—	—	106
As at March 31, 2018	154,080,229	139,014	7,827	3,032	(2,892)	(4,435)	142,546

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns (“NSR”) royalty) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 14, 2019.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board, applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, with the exception of the new accounting policies described in Note 2(c). The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted.

C.            New accounting standards

The following are the significant accounting policies that have been amended as a result of the adoption of IFRS 16, Leases (“IFRS 16”) and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments, (“IFRIC 23”). All other significant accounting policies are consistent with those reported in the Company’s consolidated financial statements for the year ended December 31, 2018.

IFRS 16 — Overview of the changes

The Company adopted IFRS 16 on January 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low-value will be recorded on the Company’s balance sheet.

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on our analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company’s office premises. As a result of adopting the new standard, the Company recognized a right-of-use asset of $0.4 million within deferred financing costs and other. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

The following is the significant accounting policy that has been amended as a result of the adoption of IFRS 16.

Leases

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

IFRIC 23

The Company adopted IFRIC 23 on January 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company’s financial results or disclosures.

3.              STREAM ACQUISITION

A.            During the three months ended March 31, 2019

In March 2019, Maverix entered into an agreement to purchase 22.5% of the silver produced from Ascendant Resources Inc.’s (“Ascendant”) operating El Mochito mine (the “Silver Stream”). As consideration for the Silver Stream, Maverix made an upfront cash payment of $10.2 million (US$7.5 million). If certain production milestones are met, the Silver Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Subject to Ascendant satisfying certain conditions, Maverix may make an additional US$7.5 million payment for an additional 17.5% of the silver produced from the El Mochito mine. If the additional payment is made, then Maverix will be entitled to purchase a total of 40% of the silver produced from the El Mochito mine until it has purchased 3,000,000 ounces, at which point the silver stream percentage will decrease to 30% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

4.              ROYALTY, STREAM AND OTHER INTERESTS

As at and for the three months ended March 31, 2019:

		Cost			Accumulated Depletion			Foreign	Carrying
(in thousands)	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Exchange	Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	18,748	—	18,748	—	—	—	282	19,030
Beta Hunt – Gold and Nickel	AUS	19,964	—	19,964	(6,336)	(415)	(6,751)	(281)	12,932
Calcatreu	ARG	2,860	—	2,860	—	—	—	80	2,940
Converse	USA	13,220	—	13,220	—	—	—	196	13,416
Dominador	CHL	598	—	598	—	—	—	(7)	591
El Mochito	HON	—	10,225	10,225	—	—	—	—	10,225
Florida Canyon	USA	15,984	—	15,984	(1,965)	(250)	(2,215)	278	14,047
Gemfield	USA	11,587	—	11,587	—	—	—	172	11,759
Hasbrouck-Three Hills	USA	6,713	—	6,713	—	—	—	99	6,812
Hope Bay	CAN	30,682	—	30,682	(1,001)	(181)	(1,182)	428	29,928
Karma	BFA	25,870	—	25,870	(3,042)	(568)	(3,610)	856	23,116
La Bolsa	MEX	4,680	—	4,680	—	—	—	131	4,811
La Colorada	MEX	22,620	—	22,620	(3,033)	(301)	(3,334)	539	19,825
Lightning Nickel	AUS	434	—	434	(416)	—	(416)	(19)	(1)
McCoy-Cove	CAN	15,807	—	15,807	—	—	—	234	16,041
Moose River	CAN	4,810	—	4,810	(1,104)	(190)	(1,294)	98	3,614
Moss	USA	27,056	—	27,056	(90)	(184)	(274)	31	26,813
Mt. Carlton	AUS	12,772	—	12,772	(4,695)	(337)	(5,032)	(308)	7,432
Romero	DOM	6,984	—	6,984	—	—	—	(89)	6,895
San Jose Mine	MEX	7,150	—	7,150	(2,267)	(211)	(2,478)	131	4,803
Shalipayco	PER	4,290	—	4,290	—	—	—	120	4,410
Silvertip	CAN	5,858	—	5,858	(119)	(61)	(180)	(74)	5,604
Tres Cruces	PER	4,680	—	4,680	—	—	—	131	4,811
Vivien	AUS	4,457	—	4,457	(2,663)	(114)	(2,777)	(107)	1,573
Other royalties	Various	16,671	—	16,671	(103)	—	(103)	198	16,766
Other	USA	4,127	—	4,127	(295)	—	(295)	80	3,912
Total(1)		288,622	10,225	298,847	(27,129)	(2,812)	(29,941)	3,199	272,105

(1)             Total royalty, stream, and other interests include carrying amounts in the following countries: $100.1 million in United States, $40.6 million in Canada, $29.4 million in Mexico, $23.7 million in Australia, $23.3 million in Burkina Faso, $19.0 in Armenia, $11.2 million in Peru, $10.2 million in Honduras, $6.9 million in Dominican Republic, $4.3 million in Argentina and $3.4 million in other various countries.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2018:

		Cost			Accumulated Depletion			Foreign	Carrying
(in thousands)	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Exchange	Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	—	18,748	18,748	—	—	—	679	19,427
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(4,803)	(6,336)	—	13,628
Calcatreu	ARG	2,860	—	2,860	—	—	—	141	3,001
Converse	USA	—	13,220	13,220	—	—	—	476	13,696
Dominador	CHL	598	—	598	—	—	—	5	603
Florida Canyon	USA	15,984	—	15,984	(759)	(1,206)	(1,965)	578	14,597
Gemfield	USA	—	11,587	11,587	—	—	—	417	12,004
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	242	6,955
Hope Bay	CAN	—	30,682	30,682	—	(1,001)	(1,001)	1,057	30,738
Karma	BFA	25,852	18	25,870	(446)	(2,596)	(3,042)	1,354	24,182
La Bolsa	MEX	4,680	—	4,680	—	—	—	231	4,911
La Colorada	MEX	22,620	—	22,620	(1,368)	(1,665)	(3,033)	960	20,547
Lightning Nickel	AUS	434	—	434	(26)	(390)	(416)	(18)	0
McCoy-Cove	USA	—	15,807	15,807	—	—	—	569	16,376
Moose River	CAN	4,810	—	4,810	(86)	(1,018)	(1,104)	179	3,885
Moss	USA	—	27,056	27,056	—	(90)	(90)	595	27,539
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(2,060)	(4,695)	(144)	7,933
Romero	DOM	6,984	—	6,984	—	—	—	55	7,039
San Jose	MEX	7,150	—	7,150	(1,265)	(1,002)	(2,267)	237	5,120
Shalipayco	PER	4,290	—	4,290	—	—	—	212	4,502
Silvertip	CAN	5,858	—	5,858	—	(119)	(119)	44	5,783
Tres Cruces	PER	4,680	—	4,680	—	—	—	231	4,911
Vivien	AUS	4,457	—	4,457	(1,551)	(1,112)	(2,663)	(71)	1,723
Other royalties	Various	4,944	11,727	16,671	—	(103)	(103)	548	17,116
Other	USA	—	4,127	4,127	—	(295)	(295)	167	4,020
Total(1)		148,937	139,685	288,622	(9,669)	(17,460)	(27,129)	8,743	270,236

(1)             Total royalty, stream, and other interests include carrying amounts in the following countries: $102.7 million in United States, $41.9 million in Canada, $30.6 million in Mexico, $25.1 million in Australia, $24.4 million in Burkina Faso, $19.4 in Armenia, $11.5 million in Peru, $7.0 million in Dominican Republic, $4.4 million in Argentina and $3.2 million in other various countries.

5.              INVESTMENTS

As at and for the period ending March 31, 2019:

	Balance at December 31, 2018	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at March 31, 2019

Common shares	$5,762	$—	$(1,127)	$—	$(123)	$4,512
Warrants	320	—	(239)	—	(8)	73
Total Investments	$6,082	$—	$(1,366)	$—	$(131)	$4,585

As at and for the year ending December 31, 2018:

	Balance at December 31, 2017	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2018

Common shares	$—	$7,059	$2,691	$(4,179)	$191	$5,762
Warrants	—	190	121	—	9	320
Total Investments	$—	$7,249	$2,812	$(4,179)	$200	$6,082

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

6.              CREDIT FACILITY

The following table summarizes the Company’s revolving credit facility as at March 31, 2019 and changes during the period then ended:

Revolving Facility
Balance at December 31, 2017	$—
Proceeds from the credit facility	23,618
Repayment of the credit facility	(7,203)
Foreign exchange movement	365
Balance at December 31, 2018	16,780
Proceeds from the credit facility	6,036
Foreign exchange movement	(366)
Balance at March 31, 2019	$22,450

As at March 31, 2019, the Company was in compliance with its covenants as defined in the revolving credit facility agreement.

Amortization of the deferred financing costs related to the revolving credit facility for the three month period ending March 31, 2019 was $0.1 million.

Subsequent to March 31, 2019, the Company amended and increased its revolving credit facility (Note 16).

7.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

b)             Share Purchase Warrants

A listing of the Company’s outstanding warrants as at March 31, 2019 is presented below:

	Exercise Price
Number outstanding	US$	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
10,000,000	$1.64	June 29, 2023
36,500,000

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

c)              Share Based Payments - Employee Share Option Plan

The following table summarizes options which were outstanding and exercisable as at March 31, 2019 and 2018 and changes during the three month periods then ended:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2018	6,353,034	1.14
Exercised	(250,000)	0.54
Balance at March 31, 2019	6,103,034	1.16

Options which have vested and are exercisable at March 31, 2019	3,261,452	0.81

Balance at December 31, 2017	5,433,803	0.94
Exercised	(384,000)	0.54
Forfeited	(449,899)	1.40
Cancelled	(50,000)	0.54
Balance at March 31, 2018	4,549,904	0.93

A listing of the Company’s outstanding options as at March 31, 2019 are presented below:

Number outstanding	Exercise Price	Expiry Date
2,223,000	$0.54	July 11, 2021
1,764,743	$1.40	April 28, 2022
312,161	$1.40	June 1, 2022
1,803,130	$1.65	May 31, 2023
6,103,034

The weighted-average share price, at the time of exercise, for the options that were exercised during the three month period ended March 31, 2019 was $2.60 per share (period ended March 31, 2018: $1.66 per share). The weighted average remaining contractual life of the options as at March 31, 2019 was 3.12 years (March 31, 2018: 3.65 years).

8.              ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2019	Three months ended March 31, 2018
Corporate administration	$278	$157
Employee salaries and benefits	787	565
Professional fees	43	132
Amortization	23	43
Total administrative expenses	$1,131	$897

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

9.              DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income for the period	$1,539	$1,205
Basic weighted average number of shares	215,500,702	154,705,280
Basic earnings per share	$0.01	$0.01

Effect of dilutive securities
Warrants	12,126,300	5,778,055
Stock options	3,332,037	2,380,787
Diluted weighted average number of common shares	230,959,039	162,684,122
Diluted earnings per share	$0.01	$0.01

There were no stock options or warrants excluded from the computation of diluted earnings per share for the periods ending March 31, 2019 and 2018, as the average market value of the Company’s common shares of $2.40 and $1.68, respectively, exceeded the exercise prices plus the unamortized share-based compensation per share.

10.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended March 31, 2019	Three months ended March 31, 2018
Accounts receivable	$(2,250)	$(1,701)
Prepaid expenses and other current assets	(46)	(75)
Accounts payable and accrued liabilities	(28)	(195)
Changes in non-cash working capital	$(2,324)	$(1,971)

Significant non-cash transactions:
Settlement of certain receivables in equity investments	$—	$1,343
Interest on CEF Facility paid in common shares	$—	$165

Cash and cash equivalents at the end of the period:
Cash at bank	$5,220	$13,388

11.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Salaries and benefits	$436	$253
Share-based compensation	116	91
Total compensation	$552	$344

During the three months ended March 31, 2019 and 2018, the Company purchased $0.8 million and $0.5 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement (Note 15). As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

12.       INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Income before income taxes	$1,908	$1,553
Statutory tax rate	27%	27%
Expected income tax expense	$515	$419

Increase (decrease) due to:
Foreign tax rate differences	52	27
Non-deductible permanent differences	80	29
Withholding taxes	101	42
Change in unrecognized temporary differences	(338)	245
Effect of true-ups in prior year temporary differences	(41)	(414)
Income tax expense	$369	$348

13.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the condensed consolidated interim financial statements. Segmented information is summarized in the tables below:

For the three months ended March 31, 2019:

	Sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	—	824	—	(415)	409	—
Florida Canyon	—	510	—	(250)	260	540
Hope Bay	—	678	—	(181)	497	523
Karma	—	702	—	(568)	134	—
La Colorada	1,577	—	(796)	(301)	480	782
Moose River	—	374	—	(190)	184	387
Moss	416	—	(83)	(184)	149	333
Mt. Carlton	—	898	—	(337)	561	917
San Jose	—	424	—	(211)	213	351
Silvertip	—	303	—	(61)	242	195
Vivien	—	704	—	(114)	590	575
Other	—	126	—	—	126	105
Corporate	—	—	—	—	(1,937)	(1,818)
Consolidated total	1,993	5,543	(879)	(2,812)	1,908	2,890

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the three months ended March 31, 2018:

	Sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	—	1,056	—	(760)	296	363
Florida Canyon	—	575	—	(275)	300	375
Karma	—	817	—	(670)	147	544
La Colorada	995	—	(486)	(242)	267	509
Moose River	—	827	—	(185)	642	352
Mt. Carlton	—	1,192	—	(480)	712	1,125
San Jose	—	430	—	(249)	181	372
Vivien	—	812	—	(346)	466	736
Other	—	62	—	(63)	(1)	30
Corporate	—	—	—	—	(1,457)	(1,000)
Consolidated total	995	5,771	(486)	(3,270)	1,553	3,406

14.       FAIR VALUE MEASUREMENTS

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2019 and December 31, 2018. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at March 31, 2019			As at December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$4,512	$—	$—	$5,762	$—	$—
Warrants	—	73	—	—	320	—
Total	$4,512	$73	$—	$5,762	$320	$—

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

15.       CONTRACTUAL OBLIGATIONS

 In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)             After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)             If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

Under the Silver Stream, the Company may make an additional US$7.5 million payment to Ascendant in exchange for the right to purchase an additional 17.5% of the life of mine silver production from the El Mochito mine, if certain conditions are met (Note 3).

16.       SUBSEQUENT EVENT

In April 2019, the Company amended and increased its credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“National Bank”), allowing the Company to borrow up to US$75 million (the “Revolving Facility”) (Note 6). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio. The amended Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, and National Bank. In April 2019, the Company repaid US$2.1 million under the amended Revolving Facility, and had an undrawn and available balance of US$60.3 million.